

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 10, 2023

Horacio Rozanski
President and Chief Executive Officer
Booz Allen Hamilton Holding Corp
8283 Greensboro Drive
McLean, VA 22102

      Re: Booz Allen Hamilton Holding Corp
          Form 10-K for the Fiscal Year Ended March 31, 2022
          Filed May 20, 2022
          File No. 001-34972

Dear Horacio Rozanski:

     We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

     After reviewing your response to the comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2022

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Measures, page 47

1.   Your disclosure in footnote (a) indicates that your adjustments for acquisition and divestiture costs include compensation expenses associated with employee retention. Please tell us the periods over which these types of compensation costs are expected to be incurred. Please note that if these costs are expected to be incurred over periods in excess of one year, they may be considered normal recurring expenses associated with your business which should not be deducted in calculating your Non-GAAP measures. Refer to the guidance in Question 100.01 of the staff's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Keira Nakada at 202-551-3659 or Linda Cvrkel at 202-551-3813 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services